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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )
                                                  ----



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement on financial support measures by the Chinese government to ensure supply of crude oil and refined products.



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                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PetroChina Company Limited



Dated: April 21, 2008                        By:     /s/ Li Huaiqi
                                                     ------------------
                                             Name:   Li Huaiqi
                                             Title:  Company Secretary



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                                 (COMPANY LOGO)
                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

             ANNOUNCEMENT ON FINANCIAL SUPPORT MEASURES BY THE STATE
               TO ENSURE SUPPLY OF CRUDE OIL AND REFINED PRODUCTS



PetroChina Company Limited (the "Company") and all members of its board of directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omission contained in this announcement.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Rule 11.8.3 of the Listing Rules of the Shanghai Stock Exchange.

Since the beginning of this year, international crude oil prices have been surging, while domestic refined product prices have been subject to tight control in the People's Republic of China (the "PRC"). Under these circumstances, the Company has upheld the principle of scientific organization, strengthened management and implemented measures pro-actively to endeavour to ensure supply of refined products in the market.

Recently, the Company has been notified by the Ministry of Finance of the PRC that in order to ensure supply of crude oil and refined products in the market, the following financial support measures will be implemented:

1. Commencing from 1 April 2008, the Ministry of Finance of the PRC will provide appropriate level of subsidy against losses sustained as a result of the refining and processing of imported crude oil. The subsidy will be granted and settled on a monthly basis.

2. Refund of the full amount of the value-added tax levied on imported refined products will be implemented in the second quarter of 2008.


                                                    By Order of the Board
                                                  PETROCHINA COMPANY LIMITED
                                                        LI HUAIQI
                                                  Secretary to the Board

Beijing, the PRC
21 April 2008

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.